# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Blackstone Digital Infrastructure Trust Inc., CIK 0002100161
CUSIP: 09264B107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 345 Park Avenue, New York, New York (NY), 10154
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0001404073
Persons authorized to receive notices and communications: Rory Mouat, c/o Blackstone Inc., 345 Park Avenue, New York, New York (NY), 10154, (212) 583-5000

## Reporting persons
- Blackstone Treasury Holdings III L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 9,111,800; shared voting power 0; sole dispositive power 9,111,800; shared dispositive power 0; aggregate amount beneficially owned 9,111,800 (9.1% of the class)
- Blackstone Holdings III L.P. (CIK 0001404073): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,111,800; shared voting power 0; sole dispositive power 9,111,800; shared dispositive power 0; aggregate amount beneficially owned 9,111,800 (9.1% of the class)
- Blackstone Holdings III GP L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,111,800; shared voting power 0; sole dispositive power 9,111,800; shared dispositive power 0; aggregate amount beneficially owned 9,111,800 (9.1% of the class)
- Blackstone Holdings III GP Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,111,800; shared voting power 0; sole dispositive power 9,111,800; shared dispositive power 0; aggregate amount beneficially owned 9,111,800 (9.1% of the class)
- Blackstone Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,111,800; shared voting power 0; sole dispositive power 9,111,800; shared dispositive power 0; aggregate amount beneficially owned 9,111,800 (9.1% of the class)
- Blackstone Group Management L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,111,800; shared voting power 0; sole dispositive power 9,111,800; shared dispositive power 0; aggregate amount beneficially owned 9,111,800 (9.1% of the class)
- Stephen A. Schwarzman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,486,800; shared voting power 0; sole dispositive power 9,486,800; shared dispositive power 0; aggregate amount beneficially owned 9,486,800 (9.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Blackstone Digital Infrastructure Trust Inc.
Address of issuer's principal executive offices: 345 Park Avenue, New York, New York (NY), 10154
Comment: This Schedule 13D (the "Schedule 13D") relates to the common stock ("Common Stock") of Blackstone Digital Infrastructure Trust Inc. (the "Issuer").

## Item 2. Identity and Background
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons". This statement is filed on behalf of:

i. Blackstone Treasury Holdings III L.L.C., a Delaware limited liability company;

ii. Blackstone Holdings III L.P., a Delaware limited partnership;

iii. Blackstone Holdings III GP L.P., a Delaware limited partnership;

iv. Blackstone Holdings III GP Management L.L.C., a Delaware liability company;

v. Blackstone Inc., a Delaware corporation ("Blackstone");

vi. Blackstone Group Management L.L.C., a Delaware limited liability company; and

vii. Stephen A. Schwarzman, a United States citizen.

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit 99.2.

The principal business address of each of the Reporting Persons is c/o Blackstone Inc., 345 Park Avenue, New York, New York 10154.

Information regarding each director and executive officer of Blackstone is set forth on Schedule I attached hereto as Exhibit 99.2 and is incorporated herein by reference in this Item 2.
Residence or business address:
Blackstone Holdings III L.P. is the managing member of Blackstone Treasury Holdings III L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone Inc. is the sole member of Blackstone Holdings III GP Management L.L.C. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone's senior managing directors and controlled by its founder, Stephen A. Schwarzman.

The principal business of Blackstone Treasury Holdings III L.L.C. is performing certain treasury-related activities for Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, a managing member of Blackstone Treasury Holdings III L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner (or similar position) of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities. The principal business of Blackstone is performing the functions of, and serving as, the sole member of Blackstone Holdings III GP Management L.L.C. and in a similar capacity for other affiliated Blackstone entities. The principal business of Blackstone Group Management L.L.C. is performing the functions of, and serving as, the sole holder of the Series II preferred stock of Blackstone. The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone and Blackstone Group Management L.L.C.
Present principal occupation or employment: See Item 2(b) above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See row 6 of each cover page of this Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in Item 4 is hereby incorporated by reference into this Item 3.

On April 7, 2026, Blackstone Treasury Holdings III L.L.C., purchased 5 shares of Common Stock of the Issuer. The aggregate purchase price for the investment was $100. The source of funds for the purchase of the 5 shares of Common Stock by Blackstone Treasury Holdings III L.L.C. was from working capital.

On May 15, 2026, in connection with the Issuer's initial public offering (the "IPO"), Blackstone Treasury Holdings III L.L.C. purchased 9,111,795 shares of Common Stock from the Issuer at a price of $20.00 per share. The source of funds for the purchase of the shares of Common Stock by Blackstone Treasury Holdings III L.L.C. was from working capital.

On May 15, 2026, Mr. Schwarzman purchased 375,000 shares of Common Stock in the Issuer's directed share program in connection with the IPO at a price of $20.00 per share. Mr. Schwarzman used personal funds to purchase these shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information in Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the securities reported herein for investment purposes, subject to the following:

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of directors of the Issuer (the "Board"), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer, or any action similar to those enumerated above. Such discussions and actions may be preliminary and exploratory in nature, and not rise to the level of a plan or proposal.

The Reporting Persons or their affiliates may seek to acquire securities of the Issuer, including Common Stock and/or other equity, debt, notes or other financial instruments related to the Issuer or the Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person's respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer's securities or other financial instruments, the Reporting Persons' or such affiliates' trading and investment strategies, subsequent developments affecting the Issuer, the Issuer's business and the Issuer's prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

BX REIT Advisors L.L.C., an affiliate of Blackstone, is the Issuer's external manager and is responsible for sourcing, evaluating and monitoring the Issuer's investment opportunities and making decisions related to the acquisition, management, financing and disposition of the Issuer's assets, in accordance with the Issuer's investment objectives, guidelines, policies and limitations, subject to oversight by the Board. All of the Issuer's officers and directors, other than the Issuer's independent directors, are employees of Blackstone. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 2 and 3 are hereby incorporated by reference into this Item 5.

Calculation of the percentage of Common Stock beneficially owned is based on 100,619,905 shares of Common Stock outstanding as of May 20, 2026 as disclosed by the Issuer in its Prospectus filed with the Securities and Exchange Commission on May 15, 2026.

The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, Blackstone Treasury Holdings III L.L.C. directly holds 9,111,800 shares of Common Stock and Mr. Schwarzman directly holds 375,000 shares of Common Stock.

Each Reporting Person may be deemed to beneficially own the Common Stock directly held by Blackstone Treasury Holdings III L.L.C. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of each of the cover pages hereto is hereby incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Common Stock in the past 60 days except that on May 15, 2026 Jonathan D. Gray and John G. Finley purchased 375,000 and 25,000 shares of Common Stock, respectively, in the Issuer's directed share program in connection with the IPO at a price of $20.00 per share.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference in Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

Each investor in the IPO (the "IPO investors"), other than Reporting Persons and those investors who participated in the directed share program, received an additional 1% of their investment amount in shares of Common Stock, rounded down to the nearest whole share (the "Bonus Shares"). Blackstone Treasury Holdings III L.L.C. and/or one or more of its affiliates paid the full purchase price for all Bonus Shares issued to the IPO investors.

Registration Rights Agreement

On May 15, 2026, the Issuer, Blackstone Treasury Holdings III L.L.C. and BX REIT Advisors L.L.C. entered into a registration rights agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement and subject to certain conditions, the Issuer granted Blackstone Treasury Holdings III L.L.C. an unlimited number of demand registrations. Under the Registration Rights Agreement, all holders of registrable securities party thereto are provided with customary piggyback registrations with certain exceptions. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against certain liabilities which may arise under the Securities Act of 1933, as amended.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, which is filed herewith as Exhibit A and is incorporated by reference in its entirety.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description
99.1 Signature Pages
99.2 Joint Filing Agreement by and among the Reporting Persons
99.3 Schedule I - Executive Officers and Directors of Blackstone Inc.
Exhibit A Registration Rights Agreement, dated as of May 15, 2026 among the Issuer, Blackstone Treasury Holdings III L.L.C. and BX REIT Advisors L.L.C. (Incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on May 19, 2026)

## Signatures
- Blackstone Treasury Holdings III L.L.C.: /s/ Joseph Rocco, Joseph Rocco, Managing Director - Treasurer, See Exhibit 99.1 (05/22/2026)
- Blackstone Holdings III L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (05/22/2026)
- Blackstone Holdings III GP L.P.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (05/22/2026)
- Blackstone Holdings III GP Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (05/22/2026)
- Blackstone Inc.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (05/22/2026)
- Blackstone Group Management L.L.C.: /s/ Victoria Portnoy, Victoria Portnoy, Managing Director - Assistant Secretary, See Exhibit 99.1 (05/22/2026)
- Stephen A. Schwarzman: /s/ Stephen A. Schwarzman, Stephen A. Schwarzman (05/22/2026)